SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 of

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

________________________

Fairmont Hotels & Resorts Inc.

(Translation of Registrant’s Name Into English)

Canadian Pacific Tower, Ste 1600

100 Wellington Street W.

Toronto, Ontario M5K 1B7, Canada

________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__________	Form 40-F____X______

Indicate by check mark whether the registrant furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________	No____X______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:

Form S-8 No. 333-13960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC.
Date: May 22, 2006	By: /s/ Stuart M. Miller________ Name: Stuart M. Miller Title: Executive Director, Corporate Services and Compliance and Corporate Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Exhibit No. Description of Exhibits

99.1	Notice of Change in Corporate Structure